Cleary Gottlieb Steen & Hamilton LLP	Foley & Lardner LLP
One Liberty Plaza	777 East Wisconsin Avenue
New York, NY 10006	Milwaukee, WI 53202

VIA EDGAR

October 15, 2008

Nicholas P. Panos, Esq.

Special Counsel

Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:

Gehl Company

Tender Offer Statement, Rule 13e-3 Transaction Statement and amended Schedule 13D Beneficial Ownership Statement filed with the Securities and Exchange Commission on Schedule TO by Manitou BF S.A. and Tenedor Corporation and Rule 13e-3 Transaction Statement filed with the Securities and Exchange Commission on Schedule 13E-3 by Gehl Company

Dear Mr. Panos:

On behalf of our respective clients, Gehl Company (the “Company”) and Manitou BF S.A. and Tenedor Corporation (the “Bidders”), we are submitting this letter in response to the oral comments you provided on October 14, 2008 with respect to the above-referenced Tender Offer Statement, Rule 13e-3 Transaction Statement and amended Schedule 13D Beneficial Ownership Statement on Schedule TO (the “Schedule TO”) and the above-referenced Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3” and, together with the Schedule TO, the “Filed Schedules”).

In response to your comments on the Filed Schedules, the Bidders have filed Amendment No. 10 to Schedule TO and the Company has filed Amendment No. 6 to Schedule 13E-3 with the Securities and Exchange Commission today (together, the “Amendments”). We believe we have addressed each of your comments in the Amendments. In order to ease your review, we have ordered the Amendments such that each of your comments is addressed in the order that you provided them to us.

If you have any questions regarding this letter or the Amendments, please contact Mark T. Plichta or Jason M. Hille at Foley & Lardner LLP at (414) 271-2400 or Neil R. Markel, Paul M. Tiger or Ethan A. Klingsberg at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

Nicholas P. Panos, Esq., p. 2

Very truly yours,

/s/ Mark T. Plichta
Mark T. Plichta

/s/ Neil R. Markel
Neil R. Markel

cc:	William D. Gehl

    Gehl Company

Bruno Fille

    Manitou BF S.A.